April 13, 2007	Darren K. DeStefano

VIA EDGAR AND HAND DELIVERY	T: (703) 456-8034
ddestefano@cooley.com

Christian T. Sandoe, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Gladstone Capital Corporation	Confidential
Registration Statement on Form N-2
(Registration No. 333-100385)

Dear Mr. Sandoe:

On behalf of Gladstone Capital Corporation (“Gladstone” or the “Company”), we are transmitting for filing one copy of Post-effective Amendment No. 5 (the “Amendment”) to the Registration Statement on Form N-2, Registration No. 333-100385 (the “Registration Statement”), marked to show changes from the filing of Post-effective Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2007.

The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) by telephone on April 4, 2007 and April 11, 2007, with respect to the Registration Statement (collectively, the “Comments”). The numbering of the paragraphs below corresponds to the order in which we discussed the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Rule 415

1.              Please confirm that in accordance with Rule 415 as in effect at the time of the initial filing of the Registration Statement it was the Company’s expectation to offer and sell the securities registered under the Registration Statement within two years from the initial effective date of the registration.

In response to the Staff’s comment, we supplementally advise the Staff that it was the Company’s expectation to offer and sell the securities registered under the Registration Statement within two years from the initial effective date of the registration.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com

April 13, 2007
Page Two

Prospectus Summary — The Offering — Fees and Expenses (Page 6)

2.              Please revise the expenses table to reflect full dollar amounts.

In response to the Staff’s comment, we have revised the disclosure in the table on page 6 of the prospectus to round expenses to the nearest dollar amount.

Prospectus Summary — The Offering — Fees and Expenses (Page 6)

3.              Please refer to the character of the Company’s historical returns (income vs. capital gains computed net of all realized capital losses and unrealized capital depreciation) and include a calculation of the incentive fee previously excluded from the example.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the prospectus.

Use of Proceeds (Page 17)

4.              Please provide the disclosure in accordance with paragraph 2 of Item 7 of Form N-2 and Guide 1, which require a description of the reasons for the anticipated delay in investing the net proceeds within three months and the consequences of such delay.

In response to the Staff’s comment, we supplementally advise the Staff that the Company has concluded that it will invest the net proceeds of any offering within a three month time period following the offering.  Consequently, we have revised the disclosure on page 17 of the prospectus to reflect such intent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investment Advisory and Management Agreements (Page 24)

5.              Please provide the disclosure required by paragraph 1.b.(4) of Item 9 of Form N-2, which requires a statement, adjacent to the disclosure required by paragraph 1.b.(3) of Item 9, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Company is available in the Company’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

In response to the Staff’s comment, we have revised the disclosure on page 24 of the prospectus.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com

April 13, 2007
Page Three

Report of Independent Registered Public Accounting Firm (Page F-1)

6.              The accounting firm’s report references the review of consolidated financial statements.  Please supplementally provide the basis under Rule 6-03 of Regulation S-X (“Rule 6-03”) for the consolidation of financial statements of these entities with the Company.

In response to the Staff’s comment, we supplementally advise the Staff as disclosed in Note 1 on page F-42, that the Company’s consolidated financial statements include the financial statements of two other companies, Gladstone Business Loan, LLC (“Business Loan”) and Gladstone Capital Advisers, Inc. (“Advisers”).

In accordance with Rule 6-03, we believe that it is appropriate to consolidate the financial statements of Business Loan with the Company’s financial statements on the following bases:

•            We believe that Business Loan should be considered an investment company for purposes of Rule 6-03(c)(1)(i) inasmuch as, as stated in the notes to Company’s consolidated financial statements, Business Loan exists for the purpose of holding the Company’s portfolio of loan investments. Substantially all of Business Loan’s assets are investment securities.

•            Business Loan is a wholly-owned subsidiary of the Company.

In accordance with Section 7.05 of the AICPA Audit and Accounting Guide, Investment Companies, with Conforming Changes as of May 1, 2006, we believe that it is appropriate to consolidate the financial statements of Advisers with the Company’s financial statements on the following bases:

•            Through September 30, 2004, Advisers provided investment advisory services to the Company.

•            Effective October 1, 2004, the advisory services were transferred to Gladstone Management Corporation, an unconsolidated affiliate.  However, Advisers has been maintained in good standing to serve as a vehicle through which fee income paid to the Company by portfolio companies (if any) will be received in order to maintain the Company’s ability to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

•            Advisers is a wholly-owned subsidiary of the Company.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com

April 13, 2007
Page Four

General

7.              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company and its management acknowledge that:

•            they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*******

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

One Freedom Square Reston Town Center 11951 Freedom Drive Reston VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  www.cooley.com